February 20, 2020

Jill Golder
Chief Financial Officer
Cracker Barrel Old Country Store, Inc
305 Hartmann Drive
Lebanon, Tennessee 37087-4779

       Re: Cracker Barrel Old Country Store, Inc
           Form 10-K for the Fiscal Year Ended August 2, 2019
           Filed September 27, 2019
           File No. 001-25225

Dear Ms. Golder:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services